UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 31, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	31 January 2022

Number	06/22

BHP UNIFICATION – AMENDED CONSTITUTION

On 25 January 2022, BHP announced that the UK Court had sanctioned the BHP Group Plc (Plc) scheme of arrangement (the Plc Scheme) to effect the unification of BHP’s corporate structure. BHP is pleased to confirm that the Plc Scheme became effective at approximately 9:00pm (GMT) on 28 January 2022 in accordance with its terms and the entire issued and to be issued share capital of Plc will be owned by BHP Group Limited (Limited).

As part of the unification process, amendments to BHP Group Limited’s constitution were approved by Limited shareholders at the general meeting of Limited shareholders held on 20 January 2022. The amended constitution becomes effective today and a copy has been separately provided to the ASX and is available at bhp.com.

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Mobile: +61 407 033 909

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 2078 027 144 Mobile: +44 7961 636 432

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077	BHP Group plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is
headquartered in Australia

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Disclaimer

BHP makes no representation or warranty as to the appropriateness, accuracy, completeness or reliability of the information in this release.

This release is for information purposes only and is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for or otherwise acquire or dispose of any BHP securities or the solicitation of any vote or approval in any jurisdiction pursuant to unification or otherwise, nor will there be any sale, issuance or transfer of any BHP securities pursuant to unification or otherwise in any jurisdiction in contravention of applicable law. This release does not constitute a prospectus or prospectus equivalent document.

Prior to making any decision in relation to any securities in BHP, investors should read the Shareholder Circular and the Prospectus in their entirety, including the information incorporated by reference. Investors must rely upon their own examination, analysis and enquiries of BHP and the terms of the Shareholder Circular and Prospectus, including the merits and risks involved.

Forward looking statements

This release contains forward looking statements, including statements regarding: plans, strategies and objectives of management; approval of certain projects and consummation of certain transactions; unification, including, but not limited to, the perceived benefits of unification and expectations around the impact of unification on the BHP Group; future performance and future opportunities. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘guidance’, ‘trend’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information.

These forward looking statements are based on management’s current expectations and reflect judgments, assumptions, estimates and other information available as at the date of this release. These statements do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. The BHP Group cautions against reliance on any forward-looking statements or guidance, including in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with Covid-19.

Forward-looking statements contained in this release apply only as at the date of this release. To the extent required by the FCA Listing Rules, the Disclosure Guidance and Transparency Rules, the Prospectus Regulation Rules, the ASX Listing Rules and other applicable regulations, BHP will update or revise the information in this release. Otherwise, BHP will have no obligation publicly to update or revise any forward-looking statement, whether as a result of new information or future developments.

No profit forecasts or estimates

No statement in this release is intended as a profit forecast or estimate and no statement in this release should be interpreted to mean that earnings per share for the most recent, current or future financial years would necessarily match or exceed the historical published earnings per share.

Notice to overseas shareholders

The distribution of this release into a jurisdiction other than the United Kingdom or Australia may be restricted by law and therefore persons into whose possession this release comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction. No action has been or will be taken by the BHP to distribute this release in any jurisdiction where action for that purpose may be required or doing so is restricted by law. Accordingly, this release may not be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations.

Notice to US investors

The securities to be issued by Limited in connection with Unification have not been, and will not be, registered under the US Securities Act of 1933, as amended (the “US Securities Act”), or the securities laws of any state or other jurisdiction of the United States. Any securities issued in connection with Unification will be issued in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof on the basis of the approval of the High Court of Justice in England and Wales.

Annex

Limited Constitution

Constitution of BHP Group Limited

ABN 49 004 028 077

Incorporating the amendments approved by shareholders at the 2005, 2007, 2008,

2010, 2015 Annual General Meetings and 2022 General Meeting.

Constitution of BHP Group Limited

Page (i)

Page (ii)

Page (iii)

Page (iv)

Constitution of BHP Group Limited

PRELIMINARY

The Company is a public company limited by shares.

1.	Replaceable Rules not to apply

The replaceable rules in the Act do not apply to the Company.

2.	Definitions and Interpretation

(1)	In this Constitution unless the context requires otherwise:

Act means the Corporations Act 2001 (Cth) and includes a reference to the Corporations Regulations made under that Act;

Action means any distribution or any action affecting the amount or nature of issued share capital, including any dividend, distribution in specie, offer by way of rights, bonus issue, repayment of capital, sub- division or consolidation, buy-back or amendment of the rights of any shares or a series of one or more of such actions;

American Depositary Shares means the American Depositary Receipts listed on the New York Stock Exchange (NYSE) by the Company;

Applicable Regulation means:

(a)	applicable law and regulations;

(b)	directives, notices or requirements of any Governmental Agency having jurisdiction over the Company; and

(c)	the rules, regulations, and guidelines of:

(i)	any stock exchange on which either the Ordinary Shares or the American Depositary Shares are listed or quoted;

(ii)	any other body with which entities with securities listed or quoted on such exchanges customarily comply,

(but, if not having the force of law, only if compliance with such directives, notices, requirements, rules, regulations or guidelines is in accordance with the general practice of persons to whom they are intended to apply) in each case for the time being in force and taking account of all exemptions, waivers or variations from time to time applicable (in particular situations or generally) to the Company;

ASPL means ASX Settlement Pty Limited (ABN 49 008 504 532);

ASX Listing Rules means the Listing Rules of the ASX;

ASX Settlement Operating Rules means the operating rules of ASPL and, to the extent that they are applicable, the operating rules of ASX and the operating rules of ASX Clear Pty Limited (ABN 48 001 314 503);

ASX means ASX Limited (ABN 98 008 624 691) or such other body corporate that is declared by the Board to be the Company’s primary stock exchange for the purposes of this definition;

Australian dollars means the lawful currency from time to time of Australia;

Board means all or some of the Directors from time to time acting as a board (or a duly appointed committee of the board);

business day means a day which is a business day for the purposes of the ASX Listing Rules;

Constitution of BHP Group Limited

call includes any instalment of a call and any amount due on issue of any share;

Chairman means the Chairman of the Board under Rule 93 or any person acting as chairman of a meeting of members or a meeting of the Board;

Committee means a Committee to which powers have been delegated by the Board under Rule 101;

Company means BHP Group Limited (ABN 49 004 028 077);

Constitution means this constitution;

Deputy Chairman means any Director appointed as Deputy Chairman of the Board under Rule 93;

Director means a person appointed or elected to the office of Director of the Company in accordance with this Constitution;

Dividend Plan means any dividend plan as referred to in Rule 130 and includes the bonus share plan as regulated under Rule 128 of the Company’s Constitution as at 1 January 1999, as amended in each case;

FCA Listing Rules means the listing rules made under the Financial Services and Markets Act 2000 by the Financial Conduct Authority (or its successor from time to time) and contained in the Financial Conduct Authority’s publication of the same name, as amended from time to time;

Governmental Agency means any government or representative of a government or any governmental, semi-governmental, supra- national, statutory, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity or trade agency, and shall include competition authorities, the UK Panel on Takeovers and Mergers, the Corporations and Securities Panel of Australia, the ASX, the Australian Securities and Investments Commission, the London Stock Exchange, the Financial Conduct Authority, the South African Reserve Bank, the South African Financial Services Board, the Johannesburg Stock Exchange and the South African Takeover Regulation Panel;

Group means the Company and its subsidiaries from time to time and a member of the Group means any one of them;

Johannesburg Stock Exchange means the JSE Limited, registration number 2005/022939/06, a public company incorporated in South Africa, licensed as a securities exchange in terms of the South African Securities Services Act 36 of 2004;

JSE Listings Requirements means the listings requirements of the Johannesburg Stock Exchange;

London Stock Exchange means the London Stock Exchange plc;

LSE Rules means the rules of the London Stock Exchange made by the London Stock Exchange from time to time;

Month means a calendar month;

Ordinary Share means the ordinary shares of the Company from time to time;

Office means the registered office of the Company;

person and words importing persons include partnerships, associations and corporations as well as individuals;

proper ASTC transfer has the same meaning given to that term in the Corporations Regulations 2001 (Cth);

Register means the register of holders of securities issued by the Company;

registered address means the address of a shareholder specified on a transfer or any other address of which the shareholder notifies the Company as a place at which the shareholder will accept service of notices;

Constitution of BHP Group Limited

retiring Director means a Director who retires under Rule 83 and a Director who ceases to hold office under Rule 88;

Secretary means a person appointed as, or to perform the duties of, secretary of the Company;

securities includes shares, rights to shares, options to acquire shares, instalment receipts and other securities with rights of conversion to equity;

shareholders present means shareholders present at a general meeting of the Company in person or by properly appointed representative, proxy or attorney;

Statutes means the Act and every other statute, statutory instrument, regulation or order for the time being in force concerning companies regulated under the Act and affecting the Company;

Substantive Resolutions means all resolutions (other than resolutions of a procedural nature);

writing and written includes printing, typing, lithography and other modes of reproducing words in a visible form, whether electronic or otherwise;

words and phrases which are given a special meaning by the Act have the same meaning in this Constitution; words in the singular include the plural and vice versa; words importing a gender include each other gender.

(2)	A reference to the Act or any other statute or regulations is to be read as though the words “as modified or substituted” were added to the reference.

(3)

A reference to the ASX Listing Rules is to the ASX Listing Rules as are in force in relation to the Company after taking into account any waiver or exemption which is in force either generally or in relation to the Company.

(4)	The headings and sidenotes do not affect the construction of this Constitution.

(5)	The expression shareholders’ meeting shall include both a general meeting and a meeting of the holders of any class of shares of the Company.

(6)	A special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of this Constitution.

(7)	A reference to any agreement or document is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time.

(8)

A reference to a document being “signed” or to “signature” includes the document being executed under hand or under seal or by any other method and, in the case of a communication in electronic form, includes the document being authenticated in accordance with the Act.

(9)	A reference to a body (including, an institute, association, authority or Governmental Agency), whether statutory or not:

(i)	which ceases to exist; or

(ii)	whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions.

(10)

References to offers by way of rights are to any offers (whether renounceable or non-renounceable) to the existing ordinary shareholders of the Company as nearly as may be in proportion to their holdings at the relevant time on a pre-emptive basis which may be subject to such exclusions or other arrangements as the Board, may deem necessary or expedient in relation to fractional entitlements or legal or practical difficulties with making the offer under the laws of, or the requirements of any Applicable Regulation in, any jurisdiction.

Unless the context otherwise permits, terms defined in the Act have the same meaning when used in this Constitution.

Constitution of BHP Group Limited

SHARE CAPITAL AND SECURITIES

3.	Not used

4.	Not used

5.	Fractional entitlements

If, as the result of a consolidation and division, a sub-division or a pro rata issue of shares, a member becomes entitled to a fraction of a share, the Board may on behalf of that member deal with that fractional entitlement as the Board thinks fit. In particular, the Board may:

(a)	issue a whole share in place of that fractional entitlement;

(b)	disregard that fractional entitlement;

(c)	issue a fractional share certificate;

(d)	make a cash payment in satisfaction of that fractional entitlement;

(e)	vest cash in trustees on trust for that member as the Board thinks fit; or

(f)

make (or authorise any person to make) an agreement for the issue to a third person of shares (credited as fully paid up) representing that fractional entitlement and any other fractional entitlements which the Board is empowered to deal with. Such agreement may provide for the sale of those shares by that third person and the payment of the proceeds of sale to the members concerned.

6.	Not used

7.	Preference shares

If the Company at any time proposes to create and issue any preference shares:

(a)

the preference shares may be issued, on the terms that they are to be redeemed or, at the option of either or both the Company and the holder, are liable to be redeemed, whether out of share capital, profits or otherwise;

(b)	the preference shares confer on the holders the right to convert the preference shares into ordinary shares if and on the basis the Board determines at the time of issue of the preference shares;

(c)	(i)

the preference shares confer on the holders a right to receive out of the profits of the Company available for dividend a preferential dividend at the rate (which may be subject to an index) and on the basis determined by the Board at the time of issue of the preference shares;

(ii)

in addition to the preferential dividend, the preference shares may participate with the ordinary shares in dividends declared by the Board if and to the extent the Board determines at the time of issue of the preference shares; and

(iii)	the preferential dividend may be cumulative if and to the extent the Board determines at the time of issue of the preference shares;

(d)	the preference shares are to confer on the holders:

(i)	the right on redemption and in a winding up to payment in cash in priority to any other class of shares of:

(A)	the amount paid or agreed to be considered as paid on each of the preference shares; and

Constitution of BHP Group Limited

(B)	the amount (if any) equal to the aggregate of any dividends accrued (whether determined or not) but unpaid and of any arrears of dividends; and

(ii)	the right, in priority to any payment of dividend on any other class of shares, to the preferential dividend;

(e)	the preference shares do not confer on the holders any further rights to participate in assets or profits of the Company;

(f)

the holders of the preference shares have the same rights as the holders of ordinary shares to receive notices, reports and accounts and to attend and be heard at all general meetings, but are not to have the right to vote at general meetings except as follows:

(i)	on any question considered at a general meeting if, at the date of the meeting, the dividend or part of the dividend on the preference shares is in arrears;

(ii)	at a general meeting on a proposal:

(A)	to reduce the share capital of the Company;

(B)	to approve the terms of a buy-back agreement;

(C)	that affects rights attached to the preference shares;

(D)	to wind up the Company;

(E)	for the disposal of the whole of the property of the Company; and

(iii)	on any question considered at a general meeting held during the winding up of the Company; and

(g)

the Company may issue further preference shares ranking pari passu in all respects with (but not in priority to) other preference shares already issued and the rights attaching to the preference shares on issue are not to be taken to have been varied by the further issue.

8.	Issue of securities

Without affecting any special rights conferred on the holders of any shares, any shares or other securities may be issued by the Company (including redeemable shares) with preferred, deferred or other special rights, obligations or restrictions, whether in regard to dividends, voting, return of share capital, payment of calls, rights of conversion, rights of redemption (whether at the option of the holder or of the Company) or otherwise, as and when the Board may determine and on any other terms the Board considers appropriate provided that the rights attaching to a class other than Ordinary Shares shall be expressed at the date of issue.

9.	Not used

10.	Commissions on issue of shares

The Company may exercise the powers of paying commissions conferred by the Act to the full extent thereby permitted. The Company may also on any issue of shares pay such brokerage as may be lawful.

11.	Not used

12.	Non-recognition of equitable or other interests

Except as required by law, the Company is entitled to treat the registered holder of any share as the absolute owner of the share and is not bound to recognise (even when having notice) any equitable or other claim to or interest in the share on the part of any other person.

Constitution of BHP Group Limited

FORM OF HOLDING OF SHARES

13.	Certificates

The Board may determine to issue certificates for shares or other securities of the Company, to cancel any certificates in issue and to replace lost, destroyed or defaced certificates in issue on the basis and in the form it thinks fit.

14.	Computerised share transfer system

Without limiting Rule 13, if the Company participates, or to enable the Company to participate, in any computerised or electronic share transfer system, the Board may:

(a)

provide that shares may be held in certificated or uncertificated form and make any provision it thinks fit, including for the issue or cancellation of certificates, to enable shareholders to hold shares in uncertificated form and to convert between certificated and uncertificated holdings;

(b)	provide that some or all shareholders are not to be entitled to receive a share certificate in respect of some or all of the shares which the shareholders hold in the Company;

(c)	accept any instrument of transfer, transfer document or other method of transfer in accordance with the requirements of the share transfer system; and

(d)

despite any other provision in this Constitution, do all things it considers necessary, required or authorised by the Act, the ASX Listing Rules, the ASX Settlement Operating Rules, FCA Listing Rules, LSE Rules or the JSE Listings Requirements in connection with the share transfer system.

15.	Not used

JOINT HOLDERS

16.	Joint holders

Where two or more persons are registered as the holders of any share, they hold the share subject to the following provisions:

(a)	(Number of holders) the Company is not bound to register more than four persons as the holders of the share (except in the case of personal representatives);

(b)	(Liability for payments) the joint holders of the share are liable severally as well as jointly in respect of all payments which ought to be made in respect of the share;

(c)

(Death of joint holder) on the death of any one of the joint holders, the remaining joint holders are the only persons recognised by the Company as having any title to the share but the Board may require evidence of death and the estate of the deceased holder is not released from any liability in respect of the share;

(d)

(Power to give receipt) any one of the joint holders may (and, in any case where two or more persons are jointly entitled to a share in consequence of the death or bankruptcy of the holder or otherwise by operation of law, any one of those persons jointly entitled may) give a receipt for any dividend, bonus or return of capital payable to the joint holders;

(e)

(Notices and certificates) only the person whose name appears first in the Register as one of the joint holders of the share is entitled, if the Company determines to issue certificates for shares, to delivery of a certificate relating to the share or to receive notices from the Company and any notice given to that person is notice to all the joint holders;

(f)

(Votes of joint holders) any one of the joint holders may vote at any meeting of the Company either personally or by properly authorised representative, proxy or attorney, in respect of the share as if that joint holder was solely entitled to the share. If more than one of the joint holders are present at any meeting personally or by properly authorised representative, proxy or attorney, the joint holder who is present whose name appears first in the Register in respect of the share is entitled alone to vote in respect of the share.

Constitution of BHP Group Limited

CALLS ON SHARES

17.	Power to make calls

(1)

Subject to the terms on which any shares may have been issued, the Board may make calls on the shareholders in respect of all moneys unpaid on their shares. Each shareholder (subject to receiving at least 14 days’ notice specifying the time or times and place of payment) is liable to pay the amount of each call in the manner, at the time and at the place specified by the Board. Calls may be made payable by instalments.

(2)

A call is considered to have been made at the time when the resolution of the Board authorising the call was passed. The call may be revoked or postponed at the discretion of the Board at any time prior to the date on which payment in respect of the call is due. The non-receipt of a notice of any call by, or the accidental omission to give notice of any call to, any shareholder does not invalidate the call.

18.	Voting restrictions - unpaid calls

No shareholder shall, unless the Directors otherwise determine, be entitled in respect of any share held by him to vote either personally or by proxy at a shareholders’ meeting or to exercise any other right conferred by membership in relation to shareholders’ meetings if any call or other sum presently payable by him to the Company in respect of that share remains unpaid.

19.	Interest on overdue amounts

If any sum payable in respect of a call is not paid on or before the date for payment, the shareholder from whom the sum is due is to pay interest on the unpaid amount from the due date to the date of payment at the rate the Board determines. The Board may waive the whole or part of any interest paid or payable under this Rule.

20.	Power to differentiate between holders

The Board may make arrangements on the allotment of shares for a difference between the holders of those shares in the amount of calls to be paid and the time of payment of the calls.

21.	Instalments; Payment of calls in advance

(1)

Any sum which by the terms of issue of a share becomes payable upon issue or at any fixed date shall for all the purposes of this Constitution be deemed to be a call duly made and payable on the date on which by the terms of allotment the same becomes payable. In case of non-payment all the relevant provisions of this Constitution as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

(2)

The Board may if it thinks fit receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish pro tanto the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate as the member paying such sum and the Board may agree.

Constitution of BHP Group Limited

FORFEITURE AND LIEN

22.	Notice requiring payment of sums payable

(1)

If any shareholder fails to pay any sum payable on or in respect of any shares (including money payable on issue, calls or instalments) on or before the day for payment, the Board may serve a notice on the shareholder requiring that shareholder to pay the sum together with interest accrued and all expenses incurred by the Company by reason of the non-payment. The notice may be served at any time whilst any part of the sum remains unpaid.

(2)

The notice referred to in Rule 22(1) must state a day on or before which the sum, interest and expenses (if any) are to be paid and the place where payment is to be made. The notice is also to state that, if payment is not made by the time and at the place specified, the shares in respect of which the sum is payable are liable to be forfeited.

23.	Forfeiture on non-compliance with notice

(1)

If there is non-compliance with the requirements of any notice given under Rule 22(1), any shares in respect of which the notice has been given may be forfeited by a resolution of the Board passed at any time after the time specified in the notice for payment. The forfeiture is to include all dividends, interest and other moneys payable by the Company in respect of the forfeited shares and not actually paid before the forfeiture.

(2)

When any share is forfeited, notice of the resolution of the Board is to be given to the shareholder in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture and the date of forfeiture is to be made in the Register. Failure to give notice or make the entry as required by this Rule does not invalidate the forfeiture.

24.	Surrender of shares

Subject to the Act, the Board may, in its discretion, accept the surrender of any share. Any shares surrendered may be sold or re-issued in the same manner as forfeited shares.

25.	Disposal of forfeited shares

Any forfeited share is considered to be the property of the Company and the Board may sell or otherwise dispose of or deal with the share in any manner it thinks fit and with or without any money paid on the share by any former holder being credited as paid up. At any time before any forfeited share is sold or otherwise disposed of, the Board may annul the forfeiture of the share on any condition it thinks fit.

26.	Liability despite forfeiture

Any shareholder whose shares have been forfeited is, despite the forfeiture, liable to pay and must immediately pay to the Company all sums of money, interest and expenses owing on or in respect of the forfeited shares at the time of forfeiture, together with expenses and interest from that time until payment at the rate the Board determines. The Board may enforce the payment or waive the whole or part of any sum paid or payable under this Rule as it thinks fit.

27.	Company’s lien

The Company has a first and paramount lien on every share (not being a fully paid share) for unpaid calls, instalments, interest due in relation to any calls or instalments and any amounts the Company is required by law to pay on the share. The lien extends to the proceeds of sale of the share and to all dividends and bonuses declared in respect of the share but, if the Company registers a transfer of any share on which it has a lien without giving the transferee notice of any claim it may have at that time, the share is discharged from the lien of the Company in respect of that claim. The Board may do all things it considers appropriate under the ASX Settlement Operating Rules and the ASX Listing Rules to protect or enforce any lien.

Constitution of BHP Group Limited

28.	Sale of shares to enforce lien

For the purpose of enforcing a lien, the Board may sell the shares which are subject to the lien (and in respect of which an amount is due to the Company but unpaid) in any manner it thinks fit and with or without giving any notice to the shareholder in whose name the shares are registered.

29.	Title of shares forfeited or sold to enforce lien

(1)

In a sale or a re-issue of forfeited shares or in the sale of shares to enforce a lien, an entry in the Board’s minute book that the shares have been forfeited, sold or re-issued in accordance with this Constitution is sufficient evidence of that fact as against all persons entitled to the shares immediately before the forfeiture, sale or re- issue of the shares. The Company may receive the purchase money or consideration (if any) given for the shares on any sale or re-issue.

(2)

In a sale or re-issue, a certificate signed by a Director or the Secretary to the effect that the shares have been forfeited and the receipt of the Company for the price of the shares constitutes a good title to them.

(3)	In a sale, the Board may appoint a person to execute, or may otherwise effect, a transfer in favour of the person to whom the shares are sold.

(4)

On the issue of the receipt or the transfer being executed or otherwise effected the person to whom the shares have been re-issued or sold is to be registered as the holder of the shares, discharged from all calls or other money due in respect of the shares prior to the re-issue or purchase and that person is not bound to see to the regularity of the proceedings or to the application of the purchase money or consideration; nor is that person’s title to the shares affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale or reissue.

(5)

The net proceeds of any sale or re-issue are to be applied first in payment of all costs of or in relation to the enforcement of the lien or the forfeiture (as the case may be) and of the sale or reissue, next in satisfaction of the amount in respect of which the lien exists as is then payable to the Company (including interest) and the residue (if any) paid to, or at the direction of, the person registered as the holder of the shares immediately prior to the sale or re-issue or to the person’s executors, administrators or assigns on the production of any evidence as to title required by the Board.

30.	Payments by the Company

(1)

Rule 30(2) applies if any law of any place imposes or purports to impose any immediate or future or possible liability on the Company to make any payment or empowers any government or authority to require the Company to make any payment in respect of any securities held either jointly or solely by any holder or in respect of any transfer of those securities or in respect of any interest, dividends, bonuses or other moneys due or payable or accruing due or which may become due or payable to the holder by the Company on or in respect of any securities or for or on account or in respect of any holder of securities, whether because of:

(a)	the death of the holder;

(b)	the non-payment of any income tax or other tax by the holder;

(c)	the non-payment of any estate, probate, succession, death, stamp or other duty by the holder or the trustee, executor or administrator of that holder or by or out of the holder’s estate;

(d)	any assessment of income tax against the Company in respect of interest or dividends paid or payable to the holder; or

(e)	any other act or thing.

Constitution of BHP Group Limited

(2)	In each case referred to in Rule 30(1):

(a)

the Company is to be fully indemnified from all liability by the holder or the holder’s personal representative and by any person who becomes registered as the holder of the securities on the distribution of the deceased holder’s estate;

(b)	the Company has a lien on the securities for all moneys paid by the Company in respect of the securities under or in consequence of any law;

(c)

the Company has a lien on all dividends, bonuses and other moneys payable in respect of the securities registered in the Register as held either jointly or solely by the holder for all moneys paid or payable by the Company in respect of the securities under or in consequence of any law, together with interest at a rate the Board may determine from the date of payment to the date of repayment, and may deduct or set off against any dividend, bonus or other moneys payable any moneys paid or payable by the Company together with interest;

(d)

the Company may recover as a debt due from the holder or the holder’s personal representative or any person who becomes registered as the holder of the securities on the distribution of the deceased holder’s estate, any moneys paid by the Company under or in consequence of any law which exceed any dividend, bonus or other money then due or payable by the Company to the holder together with interest at a rate the Board may determine from the date of payment to the date of repayment; and

(e)

if any money is paid or payable by the Company under any law, the Company may refuse to register a transfer of any securities by the holder or the holder’s personal representative until the money and interest is set off or deducted or, where the money and interest exceeds the amount of any dividend, bonus or other money then due or payable by the Company to the holder, until the excess is paid to the Company. The power to refuse to register a transfer does not extend to a proper ASTC transfer except a proper ASTC transfer which is purported to be effected whilst a holding lock is in place as referred to in Rule 33(3).

Nothing in this Rule affects any right or remedy which any law confers on the Company and any right or remedy is enforceable by the Company against the holder or the holder’s personal representative.

VARIATION OF RIGHTS

31.	Variation of class rights

(1)

Whenever the capital of the Company is divided into different classes of shares, the special rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied or abrogated by a special resolution approving the proposed variation or abrogation passed by the Company and:

(a)	a special resolution passed at a separate meeting of the holders of the issued shares of the class affected; or

(b)	with the written consent of members with at least 75% of the votes in the class affected.

(2)	No approval or consent shall be required in respect of the redemption of any redeemable preference shares in accordance with the terms of issue.

(3)	All the provisions of this Constitution as to general meetings of the Company shall, with any necessary amendments, apply to any such separate meeting, but so that:

(a)

the necessary quorum shall be two or more persons entitled to vote and holding or representing by proxy in aggregate not less than one-third in nominal value of the issued shares of the class, except at an adjourned meeting where one holder entitled to vote and present in person or by proxy shall be a quorum (irrespective of the number of shares held);

Constitution of BHP Group Limited

(b)

subject to any rights or restrictions attached to any class of shares, every holder of shares of the class present in person or by proxy and entitled to vote shall be entitled on a poll to one vote for every share of the class held; and

(c)	any holder of shares of the class present in person or by proxy and entitled to vote may demand a poll.

(4)

This Rule 31 shall apply to the variation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class and their special rights were to be varied.

32.	Matters not constituting variation of rights

The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by (a) the issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects pari passu therewith but in no respect in priority thereto or (b) the purchase by the Company of any of its own shares.

TRANSFER OF SECURITIES

33.	Transfers; proper ASTC transfers

(1)	A transfer of any securities may be effected by:

(a)	a written transfer in the usual or common form or in any form the Board may prescribe or in a particular case accept, properly stamped (if necessary) being delivered to the Company;

(b)	a proper ASTC transfer, which is to be in the form required or permitted by the Act or the ASX Settlement Operating Rules; or

(c)	any other electronic system in which the Company participates in accordance with the rules of that system.

(2)

Except in the case of a proper ASTC transfer, the transferor is deemed to remain the holder of the securities transferred until the name of the transferee is entered on the Register. A proper ASTC transfer is taken to be recorded in the Register and the name of the transferee to be registered as the holder of the securities comprised in the proper ASTC transfer, as provided in the ASX Settlement Operating Rules.

(3)

The Board may take any action it thinks fit to comply with the ASX Settlement Operating Rules and may request ASPL to apply a holding lock to prevent a transfer of securities the subject of the ASX Settlement Operating Rules if the Board thinks fit.

34.	Not used

35.	Refusal of registration

(1)	The Board may refuse to register any transfer of securities:

(a)	if the registration of the transfer would result in a contravention of or failure to observe the provisions of any applicable law or the ASX Listing Rules;

(b)	on which the Company has a lien or which are subject to forfeit; or

(c)	if permitted to do so under the ASX Listing Rules.

Constitution of BHP Group Limited

(2)

The decision of the Board relating to the registration of a transfer is absolute. Failure to give notice of refusal to register any transfer as may be required under the Act or the ASX Listing Rules does not invalidate the decision of the Board.

(3)	The Board may also refuse to register an allotment or a transfer of shares (whether fully paid or not) in favour of more than four persons jointly.

36.	Transfer and certificate to be left at Office

(1)

Every transfer must be left for registration at the Office or any other place the Board determines. If the Board determines either generally or in a particular case, the transfer is to be accompanied by the certificate (if any) for the securities to be transferred. In addition, the transfer is to be accompanied by any other evidence which the Board may require to prove the title of the transferor, the transferor’s right to transfer the securities, proper execution of the transfer or compliance with any law relating to stamp duty. The requirements of this Rule do not apply in respect of a proper ASTC transfer.

(2)

Subject to Rule 36(1), on each application to register the transfer of any securities or to register any person as the holder of any securities transmitted to that person by operation of law or otherwise, the certificate (if any) specifying the securities in respect of which registration is required must be delivered to the Company for cancellation and on registration the certificate is considered to have been cancelled.

(3)	Each transfer which is registered may be retained by the Company for any period determined by the Board after which the Company may destroy it.

37.	Not used

38.	Not used

39.	Not used

40.	Not used

TRANSMISSION OF SECURITIES

41.	Transmission on death

The personal representative of a deceased shareholder (who is not one of several joint holders) is the only person recognised by the Company as having any title to securities registered in the name of the deceased shareholder.

Subject to compliance by the transferee with this Constitution, the Board may register any transfer effected by a shareholder prior to the shareholder’s death despite the Company having notice of the shareholder’s death.

42.	Election of persons entitled by transmission

A person (a transmittee) who satisfies the Board that the right to any securities has devolved on the transmittee by will or by operation of law may be registered as a shareholder in respect of the securities or may (subject to the provisions in this Constitution relating to transfers) transfer the securities. The Board has the same right to refuse to register the transmittee as if the transmittee was the transferee named in an ordinary transfer presented for registration.

Constitution of BHP Group Limited

43.	Rights of persons entitled by transmission

Save as otherwise provided by or in accordance with this Constitution, a person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law shall (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) be entitled to the same dividends and other advantages as those to which he would be entitled if he were the registered holder of the share.

UNTRACED SHAREHOLDERS

44.	Not used

GENERAL MEETINGS

45.	Calling of general meetings

(1)

The Board may, and shall on requisition in accordance with the Act, call a general meeting of the Company to be held at the time and place or places and in the manner determined by the Board. No shareholder may convene a general meeting of the Company except where entitled under the Act to do so. By resolution of the Board any general meeting may be cancelled or postponed prior to the date on which it is to be held, except where the cancellation or postponement would be contrary to the Act. The Board may give notice of a cancellation or postponement as it thinks fit but any failure to give notice of cancellation or postponement does not invalidate the cancellation or postponement or any resolution passed at a postponed meeting.

(2)	Any Director may convene a general meeting whenever the Director thinks fit. A Director may cancel by notice in writing to all members any meeting convened by that Director under this Rule 45(2).

46.	Not used

47.	Contents of notice of general meeting

(1)

Where the Company has called a general meeting, notice of the meeting may be given in the form and manner in which the Board thinks fit. The non-receipt of a notice of any general meeting by, or the accidental omission to give notice to, any person entitled to notice, does not invalidate any resolution passed at that meeting.

(2)

For the purposes of determining which persons are entitled to attend or vote at a meeting and how many votes such a person may cast, the Company may specify in the notice of meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the Register in order to have the right to attend or vote at the meeting.

PROCEEDINGS OF MEETINGS

48.	Chairman

(1)	The Chairman of the Board is entitled to chair every general meeting.

(2)	If at any general meeting:

(a)	the Chairman of the Board is not present at the specified time for holding the meeting; or

Constitution of BHP Group Limited

(b)	the Chairman of the Board is present but is unwilling to chair the meeting,

the Deputy Chairman of the Board is entitled to chair the meeting.

(3)	If at any general meeting:

(a)	there is no Chairman of the Board or Deputy Chairman of the Board;

(b)	the Chairman of the Board and Deputy Chairman of the Board are not present at the specified time for holding the meeting; or

(c)	the Chairman of the Board and the Deputy Chairman of the Board are present but each is unwilling to chair the meeting,

the Directors present may choose another Director as Chairman of the meeting and if no Director is present or if each of the Directors present is unwilling to chair the meeting, a shareholder chosen by the shareholders present is entitled to chair the meeting.

(4)

If during any general meeting the Chairman acting under the preceding paragraphs of this Rule 48 is unwilling to chair any part of the proceedings, the Chairman may withdraw as Chairman during the relevant part of the proceedings and may nominate any person who immediately before the general meeting was a Director or who has been nominated for election as a Director at the meeting to be Acting Chairman of the meeting during the relevant part of the proceedings. On the conclusion of the relevant part of the proceedings the Acting Chairman is to withdraw and the Chairman is to resume to chair the meeting.

49.	Quorum

Five shareholders present in person or by proxy constitute a quorum for a general meeting. No business may be transacted at any meeting except the election of a Chairman and the adjournment of the meeting unless the requisite quorum is present at the commencement of the business.

50.	Lack of quorum

If there is not a quorum at a general meeting within 15 minutes after the time specified in the notice of the meeting, the meeting is dissolved unless the Chairman adjourns the meeting to a date, time and place determined by the Chairman. If no quorum is present at any adjourned meeting within 15 minutes after the time for the meeting, the meeting is dissolved.

51.	Adjournment

(1)	The Chairman may and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place.

(2)	Not used

(3)	If the Chairman elects to adjourn the meeting under paragraph (1), the Chairman may decide whether to seek the approval of the meeting.

(4)	No business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

(5)	It is not a requirement of this Constitution to give notice of an adjournment or of the business to be transacted at an adjourned meeting.

(6)	Not used.

(7)

Without prejudice to any other power which the chair may have under the provisions of this Constitution or at law, the Chairman may, without the consent of the meeting, interrupt or adjourn a meeting from time to time and from place to place or for an indefinite period if the Chairman decides that it has become necessary to do so in order to:

(a)	secure the proper and orderly conduct of the meeting;

Constitution of BHP Group Limited

(b)	give all persons entitled to do so a reasonable opportunity of speaking and voting at the meeting; or

(c)	ensure that the business of the meeting is properly disposed of.

52.	Not used

53.	Conduct of General Meetings

(1)	The conduct of each general meeting of the Company and the procedures to be adopted at the meeting are as determined at, during or prior to the meeting by the Chairman.

(2)

The Chairman or a person acting with the Chairman’s authority may require any person who wishes to attend the meeting to comply with searches, restrictions or other security arrangements the Chairman or a person acting with the Chairman’s authority considers appropriate.

The Chairman or a person acting with the Chairman’s authority may refuse entry to any person who does not comply with the arrangements, any person who possesses a recording or broadcasting device without the consent of the Chairman or a person acting with the Chairman’s authority, or any person who possesses an article which the Chairman or person acting with the Chairman’s authority considers to be dangerous, offensive or liable to cause disruption. At any time the Chairman considers it necessary or desirable for the proper and orderly conduct of the meeting, the Chairman may demand the cessation of debate or discussion on any business, question, motion or resolution being considered by the meeting and if the Chairman considers it appropriate require the business, question, motion or resolution to be put to a vote of the shareholders present.

(3)

The Chairman may require the adoption of any procedures which are in the Chairman’s opinion necessary or desirable for the proper and orderly casting or recording of votes at any general meeting of the Company, whether on a show of hands or on a poll.

(4)	Any determination by the Chairman in relation to matters of procedure (including any procedural motions moved at or put to any meeting) is final.

(5)

If it appears to the Chairman that the place of the meeting specified in the notice convening a general meeting is inadequate to accommodate all persons entitled and wishing to attend, the meeting is duly constituted and its proceedings are valid if the Chairman is satisfied that adequate facilities are available, whether at the place of the meeting or elsewhere, to ensure that each such person who is unable to be accommodated at the place of the meeting is able to participate in the business for which the meeting has been convened and to hear and see all persons present who speak (and be heard and be seen), whether by use of microphones, loud-speakers, audio-visual communications equipment or otherwise (whether in use when this Constitution is adopted or developed subsequently).

(6)	A Director shall be entitled to attend and speak at any general meeting of the Company and at any separate meeting of the holders of any class of shares of the Company.

54.	Amendments to Substantive Resolutions

(1)

The business of an annual general meeting is to consider the accounts and reports required by the Act to be laid before each annual general meeting, to elect Directors, when relevant to appoint an auditor and fix the auditor’s remuneration, and to transact any other business which, under this Constitution, is required to be transacted at any annual general meeting. All other business transacted at an annual general meeting and all business transacted at other general meetings is deemed to be special. Except with the approval of the Board, with the permission of the Chairman or under the Act, no person may move at any meeting either any resolution or any amendment of any resolution of which notice has not been given under Rule 47 or this Rule 54 (as the case may be).

Constitution of BHP Group Limited

(2)

If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the Chairman of the meeting, the proceedings on the Substantive Resolution shall not be invalidated by any error in such ruling.

(3)

In the case of a Substantive Resolution duly proposed as a special resolution, no amendment to that resolution (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

(4)	Not used.

GENERAL VOTING AND POLL PROCEDURES

55.	Voting

(1)	The Chairman may determine that any question to be submitted to a general meeting be determined by a poll without first submitting the question to the meeting to be decided by a show of hands.

(2)	A poll may be demanded by:

(a)	any shareholder under the Act (and not otherwise); or

(b)	the Chairman.

No poll may be demanded on the election of a chairman of a meeting or, unless the Chairman otherwise determines, the adjournment of a meeting. A demand for a poll may be withdrawn. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

(3)	Not used.

(4)

Unless the Chairman makes the determination referred to in Rule 55(1) or unless a poll is properly demanded or required pursuant to Rules 55(2) and (3), each question submitted to a general meeting is to be decided in the first instance by a show of hands. Unless a poll is demanded, a declaration by the Chairman that a resolution has been passed or lost is conclusive, without proof of the number or proportion of the votes recorded in favour of or against the resolution.

56.	Taking a poll

(1)

If a poll is determined, demanded or otherwise required as provided in Rules 55(1) or (2), it is to be taken in the manner and at the time (not being more than thirty days from the date of the meeting) and place as the Chairman directs. Any poll may, as the Chairman shall direct, close at different times for different classes of shareholders or for different shareholders of the same class entitled to vote on the relevant resolution. The result of the poll is deemed to be the resolution of the meeting at which the poll was demanded. In the case of any dispute as to the admission or rejection of a vote, the Chairman’s determination in respect of the dispute is final.

(2)

A demand for a poll does not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded. A poll demanded on a question of adjournment is to be taken at the meeting and without adjournment.

(3)	The result of a poll may be announced in the manner the Chairman determines and at the time (whether during the relevant meeting or afterwards) as the Chairman considers appropriate.

57.	Special meetings

All the provisions of this Constitution as to general meetings apply, with any necessary modifications, to any special meeting of any class of shareholders which may be held under the operation of this Constitution or the Act.

Constitution of BHP Group Limited

58.	Not used

59.	Not used

60.	Not used

VOTES OF SHAREHOLDERS

61.	Votes attaching to shares

Subject to restrictions on voting affecting any class of shares and to Rules 3, 4, 7, 16(f), 31 and 72:

(a)	on a show of hands:

(i)	subject to paragraph (iii), each shareholder present in person or by proxy, representative or attorney has one vote;

(ii)	Not used

(iii)	where a person is entitled to vote in more than one capacity, that person is entitled only to one vote; and

(b)	subject to Rule 61(c), on a poll:

(i)	each holder of Ordinary Shares:

(A)	has one vote for each fully paid Ordinary Share held; and

(B)

for each other Ordinary Share held, has a vote in respect of the share which carries the same proportionate value as the proportion of the amount paid up or agreed to be considered as paid up on the total issue price of that share at the time the poll is taken bears to the total issue price of the share; and

(c)

on a poll, votes may be given either personally or by proxy (unless, consistently with the Act, the Board has approved other means (including electronic) for the casting and recording of votes by shareholders) and a person entitled to more than one vote need not use all that person’s votes or cast all the votes in the same way.

62.	Not used

63.	Not used

64.	Not used

65.	Not used

66.	Voting by guardian

Where a guardian, receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the Directors may require, permit such guardian, receiver or other person on behalf of such member to vote in person or by proxy at any shareholders’ meeting or to exercise any other right conferred by membership in relation to shareholders’ meetings.

Constitution of BHP Group Limited

67.	Validity and result of vote

(1)

No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

(2)

Unless a poll is taken, a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution.

PROXIES

68.	Proxies

(1)

A shareholder who is entitled to attend and cast a vote at a general meeting of the Company may appoint a person as a proxy to attend and vote for the shareholder in accordance with the Act but not otherwise. A proxy appointed to attend and vote in accordance with the Act may exercise the rights of the shareholder on the basis and subject to the restrictions provided in the Act but not otherwise.

(2)	A form of appointment of a proxy is valid if it is in accordance with the Act or in any form (including electronic) which the Board may prescribe or accept.

(3)

An instrument appointing a proxy shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates. An instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purposes of any subsequent meeting to which it relates.

(4)

Where the Company receives an appointment of proxy within the time specified in the notice of meeting for receipt of proxies and the Company considers that the instrument has not been duly executed, the Company may in its discretion:

(a)	return the instrument appointing the proxy to the appointing shareholder; and

(b)

request that the shareholder duly execute the appointment and return it to the Company before a nominated time (which may be later than the cut-off time specified in the notice of meeting for receipt of proxies).

The appointment of proxy will be valid if the duly executed instrument is returned to the Company before the time determined under Rule 68(4)(b).

(5)	Where the Company receives an appointment of proxy that is unclear or incomplete (other than in the circumstances contemplated in Rule 68(4)):

(a)

the Company may clarify with a shareholder by written or verbal communication any instruction on the appointment of the proxy and may, at its discretion, amend or complete the contents of the appointment of the proxy to reflect any clarification in instruction;

(b)	the shareholder is taken to have appointed the Company as its attorney for the purpose of making any insertion or amendment in accordance with this Rule 68(5); and

(c)

the appointment of proxy will be valid if received by the Company within the time specified for receipt of proxies in the notice of meeting, notwithstanding that it was completed or amended under this Rule 68(5) after that time.

Constitution of BHP Group Limited

(6)

Voting instructions given by a shareholder to a Director or employee of the Company who is held out by the Company in material sent to shareholders as willing to act as proxy and who is appointed as proxy (Company Proxy) are valid only if contained in the form of appointment of the Company Proxy. If a shareholder wishes to give a Company Proxy appointed by the shareholder new instructions or variations to earlier instruction, the new instructions or variations are only valid if received at the Office at least 24 hours before the meeting or adjourned meeting by a notice in writing signed by the shareholder or validated by the shareholder in a form acceptable to the Board.

69.	Validity, revocation

(1)

The validity of any resolution is not affected by the failure of any proxy, attorney or corporate representative to vote in accordance with instructions (if any) of the appointing shareholder and the Company shall be under no obligation to check any vote so given is in accordance with any such instructions.

(2)

A vote given in accordance with the terms of a proxy or power of attorney is valid despite the previous death or mental incapacity of the appointing shareholder, revocation of the proxy or power of attorney or transfer of the shares in respect of which the vote is given, unless notice in writing of the death, mental incapacity, revocation or transfer has been received at the Office at least 48 hours before the relevant meeting or adjourned meeting.

(3)	A proxy is not rendered ineffective by reason only of the adjournment of the meeting in respect of which the proxy is appointed.

(4)

A proxy is not revoked by the appointing shareholder attending and taking part in the meeting, unless the appointing shareholder votes at the meeting on the resolution for which the proxy is proposed to be used.

70.	Not used

71.	Board to issue forms of proxy

The Board must issue with any notice of general meeting of shareholders or any class of shareholders forms of proxy for use by the shareholders. Each form may include the names of any of the Directors or of any other persons as suggested proxies. The forms must be worded so that a proxy may be directed to vote either for or against each or any of the resolutions to be proposed.

72.	Attorneys of shareholders

By properly executed power of attorney, any shareholder may appoint an attorney to act on the shareholder’s behalf at all or certain specified meetings of the Company and such attorney shall be recognised as a person present at that meeting. Before the attorney is entitled to act under the power of attorney, the power of attorney or proof of the power of attorney to the satisfaction of the Board must be produced for inspection at the Office or any other place the Board may determine together, in each case, with evidence of the due execution of the power of attorney as required by the Board. The attorney may be authorised to appoint a proxy for the shareholder granting the power of attorney.

Constitution of BHP Group Limited

73.	Not used

DIRECTORS

74.	Number of Directors

Unless and until otherwise decided by ordinary resolution, the number of Directors (not including alternate Directors) shall be not less than eight and not more than twenty. All Directors are required to be natural persons.

75.	Not used

76.	Remuneration of non-executive Directors

As remuneration for services each non-executive Director (other than an alternate Director) is to be paid out of the funds of the Company a sum determined by the Board payable at the time and in the manner determined by the Board but the aggregate remuneration paid to all the non-executive Directors in any year may not exceed an amount fixed by the Company in general meeting. The expression remuneration in this Rule does not include any amount which may be paid by the Company under Rules 77, 78, 79, or 146.

77.	Remuneration of Directors for extra services

Any Director who serves on any committee, or who devotes special attention to the business of the Company, or who otherwise performs services which in the opinion of the Board are outside the scope of the ordinary duties of a Director or who, at the request of the Board, engages in any journey on the business of the Company, may be paid extra remuneration as determined by the Board.

78.	Travelling and other expenses

Every Director is, in addition to any other remuneration provided for in this Constitution, entitled to be paid from Company funds all reasonable travel, accommodation and other expenses incurred by the Director in attending meetings of the Company or of the Board or of any Committees or while engaged on the business of the Company.

79.	Retirement benefits

The Directors shall have power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any person who is or has been at any time a Director of the Company or in the employment or service of the Company or of any company which is or was a subsidiary of or associated with the Company, provided that such payment or agreement is made in accordance with the Act. For the purpose of providing such gratuities, pensions or other benefits, the Company may contribute to any scheme or fund or pay such premiums as the Directors think fit.

80.	Appointment and remuneration of executive Directors

(1)

The Directors or any committee authorised by the Board may from time to time appoint any Director to be the holder of any executive office on such terms and for such period as they may determine and, without prejudice to any claim for damages for breach of any contract entered into in any particular case, may at any time revoke or vary the terms of any such appointment.

(2)

Subject to the Act and the ASX Listing Rules, a Director appointed to hold employment or executive office with the Company shall be appointed on such terms as to remuneration (whether by salary, commission or participation in profits or otherwise) as may be determined by the Board or any committee authorised by the Board.

Constitution of BHP Group Limited

81.	Powers of Directors

The Board may entrust to and confer upon any Director any of the powers exercisable under this Constitution by the Board as it thinks fit and upon such terms and conditions and with such restrictions as it thinks appropriate but the conferring of powers by the Board on a Director does not exclude the exercise of those powers by the Board, and the Board may from time to time revoke, withdraw, alter or vary all or any of such powers.

APPOINTMENT AND RETIREMENT OF DIRECTORS

82.	Not used

83.	Term of appointment

(1)	At every annual general meeting, one-third of the Directors or, if their number is not a multiple of three, then the number nearest to but not less than one-third must retire from office.

(2)	A Director who is required to retire under Rule 83(1) retains office until the end of the meeting at which the Director retires.

(3)

Subject to Rule 88, the Directors to retire under Rule 83(1) are those longest in office since last being elected. As between Directors who were elected on the same day the Directors to retire are (in default of agreement between them) determined by lot. The length of time a Director has been in office is calculated from the Director’s last election or appointment. A retiring Director is eligible for re-election.

(4)	Not used.

(5)	Without prejudice to the foregoing, a Director must retire from office at the conclusion of the third annual general meeting after which the Director was elected or re-elected.

84.	Not used

85.	Re-election of retiring Director

(1)

At the meeting at which a Director retires under any provision of this Constitution, the Company may by ordinary resolution fill the office being vacated by electing to that office the retiring Director or some other person eligible for election.

(2)	Notwithstanding Rule 83(2), if a retiring Director is re-elected in accordance with Rule 85(1) the retiring Director will continue in office without a break.

(3)	If:

(a)	prior to the commencement of any general meeting the office of a Director has become vacant;

(b)	that office remains vacant at the commencement of that general meeting; and

(c)	that Director would have been taken into account in determining the number of Directors who are to retire by rotation under Rule 83(1),

then the Company may by ordinary resolution fill that office by electing as a Director any person eligible for election.

Constitution of BHP Group Limited

86.	Not used

87.	Nomination of Directors

(1)	No person (other than a retiring Director) is eligible for election to the office of Director at any general meeting unless:

(a)	a shareholder intending to nominate the person has given notice in writing signed by the shareholder; and

(b)	the person nominated has given notice in writing signed by the person of his willingness to be elected as a Director of the Company and satisfies candidature for the office.

(2)

To be valid, the notice required under Rule 87(1) is to be delivered to the Office not less than 40 business days before the date appointed for the meeting unless the nominee has been recommended by the Board for election, in which case the notice is required to be delivered to the Office at least 28 days before the meeting.

88.	Election or appointment of additional Directors

The Company may by ordinary resolution elect, and without prejudice thereto the Board shall have the power at any time to appoint, any person as a Director, either to fill a casual vacancy or as an addition to the Board but so that the number of Directors does not exceed the maximum number determined under Rule 74. Any Director appointed under this Rule:

(a)	holds office only until the dissolution or adjournment of the next general meeting at which the Board proposes or this Constitution requires that an election be held;

(b)	is eligible for election at that general meeting; and

(c)	where the general meeting is an annual general meeting, is not to be taken into account in determining the number of Directors who are to retire by rotation at the meeting.

89.	Vacation of office

(1)	The office of a Director is vacated:

(a)	Not used;

(b)	on the Director being absent from greater than two consecutive meetings of the Board without leave of absence from the Board;

(c)	on the Director resigning office by notice in writing to the Company;

(d)	Not used;

(e)	Not used

(f)	on the Director being prohibited from being a Director by reason of the operation of Applicable Regulation;

(g)	if the Director has been appointed for a fixed term – when the term expires;

(h)

if, in Australia or elsewhere, an order is made by any court on the ground (however formulated) of mental disorder for the Director’s detention or for the appointment of a guardian of the Director or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to the Director’s property or affairs ; or

(i)	on the Director being removed from office under the Act.

Constitution of BHP Group Limited

(2)

The office of a Director who is an employee of any member of the Group is terminated on the Director ceasing to be employed within the Group but the person concerned is eligible for reappointment or re-election as a Director of the Company.

90.	Removal of Directors

(1)

The Company may, in accordance with and subject to the provisions of the Act, by ordinary resolution remove any Director from office. The Company may do so notwithstanding any provision of this Constitution or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement.

(2)

The Company may by ordinary resolution elect another person in place of a Director removed from office under Rule 90(1). Any person so elected shall be treated for the purpose of determining the time at which he or any other Director is to retire by rotation as if he had become a Director on the day on which the Director in whose place he is elected was last elected a Director. In default of such election the vacancy arising upon the removal of a Director from office may be filled as a casual vacancy.

PROCEEDINGS OF DIRECTORS

91.	Procedures relating to Directors’ meetings

(1)	The Board may meet together, adjourn and otherwise regulate its meetings as it thinks fit.

(2)

The Board may at any time and the Secretary, on the request of the Chairman or any two Directors, must convene a meeting of the Board. Notice of meeting of the Board may be given by mail (electronic or otherwise), personal delivery or facsimile transmission to the usual place of business or residence of the Director or to any other address given to the Secretary by the Director or by any technology agreed by all the Directors.

92.	Quorum

The quorum necessary for the transaction of business of the Directors shall be three unless otherwise determined by the Board. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

93.	Chairman

The Board may elect a Chairman and one or more Deputy Chairman of its meetings and determine the period for which each is to hold office. If no Chairman or Deputy Chairman is elected or if at any meeting the Chairman and the Deputy Chairmen are not present at the time specified for holding the meeting, the Directors present may choose one of their number to be Chairman of the meeting.

94.	Votes at meetings

Questions arising at any meeting of the Board are decided by a majority of votes and, in the case of an equality of votes, the Chairman (except when only two Directors are present or except when only two Directors are competent to vote on the question then at issue) has a second or casting vote.

95.	Number of Directors below minimum

If the number of Directors is reduced below the minimum number fixed under this Constitution, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of calling a general meeting of the Company but for no other purpose.

Constitution of BHP Group Limited

96.	Resolutions in writing / Meetings by technology

(1)

A resolution in writing signed by all the Directors or a resolution in writing of which notice has been given to all Directors and which is signed by a majority of the Directors entitled to vote on the resolution (not being less than the number required for a quorum at a meeting of the Board) is a valid resolution of the Board. The resolution may consist of several documents in the same form each signed by one or more of the Directors. A facsimile transmission or other document produced by mechanical or electronic means under the name of a Director with the Director’s authority is considered to be a document in writing signed by the Director.

(2)	The Board may meet either in person or by telephone, audio visual link or by using any other technology:

(a)	which allows each Director who participates:

(i)	to hear each of the other participating Directors addressing the meeting; and

(ii)	if he so wishes, to address all of the other participating Directors simultaneously; and

(b)	which has been consented to by all Directors.

A consent may be a standing one. A meeting conducted by telephone or other means of communication is deemed to be held at the place from where the Chairman of the meeting participates.

97.	Validity of actions

All actions at any meeting of the Board or by a Committee or by any person acting as a Director are, despite the fact that it is afterwards discovered that there was some defect in the appointment of any of the Directors or the Committee or the person acting as a Director or that any of them were disqualified, as valid as if every person had been properly appointed and was qualified and continued to be a Director or a member of the Committee.

DIRECTORS’ INTERESTS

98.	Directors may have interests

Subject to the provisions of the Act, and provided that he has disclosed to the Directors the nature and extent of any interest of his, a Director notwithstanding his office:

(a)	may be a party to, or otherwise interested in, any contract, transaction or arrangement with the Company or in which the Company is otherwise interested;

(b)

may be a director or other officer of, or employed by, or a party to any contract, transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested;

(c)	may (or any firm of which he is a partner, employee or member may) act in a professional capacity for the Company (other than as Auditor) and be remunerated therefor; and

(d)

shall not, save as otherwise agreed by him, be accountable to the Company for any benefit which he derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such body corporate or for such remuneration and no such contract, transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit.

Constitution of BHP Group Limited

99.	Restrictions on voting

(1)

Except as set out below, a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which the Director has a material personal interest. A Director shall not be counted in the quorum in relation to any resolution on which he is not entitled to vote.

(2)

Subject to the provisions of the Act, a Director shall (in the absence of some other material personal interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely, where the material personal interest:

(a)	arises because the Director is a shareholder of the Company and is held in common with the other shareholders of the Company; or

(b)	arises in relation to the Director’s remuneration as a Director of the Company; or

(c)

relates to a contract the Company is proposing to enter into that is subject to approval by the shareholders and will not impose any obligation on the Company if it is not approved by the shareholders; or

(d)	arises merely because the Director is a guarantor or has given an indemnity or security for all or part of a loan (or proposed loan) to the Company; or

(e)	arises merely because the Director has a right of subrogation in relation to a guarantee or indemnity referred to in subparagraph (d); or

(f)

relates to a contract that insures, or would insure, the Director against liabilities the Director incurs as an officer of the Company (but only if the contract does not make the Company or a related body corporate the insurer); or

(g)	relates to:

(i)	any payment by the Company or a related body corporate in respect of an indemnity permitted by law; or

(ii)	any contract relating to or containing an indemnity permitted by law; or

(h)	is in a contract, or proposed contract, with, or for the benefit of, or on behalf of, a related body corporate and arises merely because the Director is a director of the related body corporate.

(3)

Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not debarred from voting under this Rule) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(4)

If a question arises at any time as to the materiality of a Director’s interest or as to his entitlement to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the Chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive except in a case where the nature or extent of the interest of such Director has not been fairly disclosed. If any question shall arise in respect of the Chairman of the meeting and is not resolved by his voluntarily agreeing to abstain from voting, the question shall be decided by a resolution of the Directors (for which purpose the Chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be final and conclusive except in a case where the nature or extent of the interest of the Chairman, so far as known to him, has not been fairly disclosed.

(5)

Despite having an interest in any contract or arrangement a Director may participate in the execution of any document evidencing or connected with the contract or arrangement, whether by signing, sealing or otherwise.

Constitution of BHP Group Limited

(6)

A Director or any person who is an associate of a Director under the ASX Listing Rules may participate in any issue by the Company of securities unless the Director is precluded from participating by Applicable Regulation.

100.	Directors’ interests - general

(1)	For the purposes of the two preceding Rules:

(a)

a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any contract, transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such contract, transaction or arrangement of the nature and extent so specified;

(b)

an interest (whether of his or of such a connected person) of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his;

(c)	in the case of an alternate director, an interest of his appointor shall be treated as an interest of the alternate in addition to any interest which the alternate otherwise has; and

(d)	references to a contract include reference to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

(2)

The Board may exercise the voting power conferred by the shares in any corporation held or owned by the Company as the Board thinks fit (including the exercise of the voting power in favour of any resolution appointing the Directors or any of them directors of that corporation or voting or providing for the payment of remuneration to the directors of that corporation) and a Director of the Company may vote in favour of the exercise of those voting rights despite the fact that the Director is, or may be about to be appointed, a director of that other corporation and may be interested in the exercise of those voting rights.

(3)

Any Director may lend money to the Company at interest with or without security or may, for a commission or profit, guarantee the repayment of any money borrowed by the Company and underwrite or guarantee the subscription of shares or securities of the Company or of any corporation in which the Company may be interested without being disqualified in respect of the office of Director and without being liable to account to the Company for the commission or profit.

COMMITTEES

101.	Committees

The Board may delegate any of its powers or discretions (including without prejudice to the generality of the foregoing all powers and discretions whose exercise involves or may involve the payment of remuneration to or the conferring of any other benefit on all or any of the Directors) to Committees consisting of Directors or any other person or persons as the Board thinks fit. In the exercise of the powers or discretions delegated, any Committee formed or person or persons appointed to the Committee must conform to any regulations that may be imposed by the Board. A Committee or other delegate of the Board may be authorised to sub-delegate any of the powers or discretions for the time being vested in it.

102.	Proceedings of Committee meetings

The meetings and proceedings of any Committee are to be governed by the provisions of this Constitution for regulating the meetings and proceedings of the Board so far as they are applicable and are not inconsistent with any regulations made by the Board under Rule 101.

Constitution of BHP Group Limited

POWERS OF THE BOARD

103.	General powers of the Board

The management and control of the business and affairs of the Company are vested in the Board, which (in addition to the powers and authorities conferred on them by this Constitution) may exercise all powers of the Company except any powers which, by this Constitution or by law, are required to be exercised or done by the Company in general meeting.

104.	Not used

105.	Not used

106.	Appointment of attorney

The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under this Constitution) and for such period and subject to such conditions as they may think fit, and any such appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

107.	Not used

108.	Not used

109.	Not used

110.	Borrowing powers

Subject to the provisions of the Act, the Directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property, assets (both present and future) and uncalled capital or any part or parts thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

111.	Not used

112.	Not used

113.	Not used

AUTHENTICATION OF DOCUMENTS

114.	Authentication of Documents

Any Director, Secretary, Assistant Secretary or Deputy Secretary or any person appointed by the Directors for the purpose shall have power to authenticate:

(a)	any document affecting the constitution of the Company;

Constitution of BHP Group Limited

(b)	any resolution passed at a shareholders’ meeting or at a meeting of the Directors or of any committee;

(c)	any book, record, document or account relating to the business of the Company,

and to certify copies thereof or extracts therefrom as true copies or extracts; and where any book, record, document or account is elsewhere than at the Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of any such resolution, or an extract from the minutes of any such meeting, which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

115.	Not used

116.	Not used

DIVIDENDS

117.	Not used

118.	Power of Board to pay dividends

(1)

The Board may determine that a dividend (including an interim dividend on account of the next forthcoming dividend) is payable and fix the amount, time for payment and method of payment. Where permitted by the Statutes, the methods of payment may include the payment of cash, the issue of shares, the grant of options and the transfer of assets.

(2)

Without limiting Rule 8, where the terms of any new issue of shares provide for the new shares to have different dividend rights to other shares then in issue, the new shares have those different dividend rights.

(3)

Provided the Directors act in good faith they shall not incur any liability to the holders of any shares for any loss they may suffer by the lawful payment, on any other class of shares having rights ranking after or pari passu with those shares, of any such fixed or interim dividend as aforesaid.

119.	Distribution otherwise than in cash

(1)

When determining to pay a dividend under Rule 118 or to undertake a reduction of capital, the Board may determine that payment of the dividend or the reduction of capital be effected wholly or in part by the distribution of specific assets or documents of title and in particular of paid up shares, debentures, debenture stock or grant of options or other securities of the Company or any other corporation or entity (whether owned or controlled by the Company or not).

(2)

The Board may appoint any officer of the Company to sign on behalf of each shareholder entitled to participate in the dividend or reduction of capital any document in the Board’s opinion desirable or necessary:

(a)	to vest in the shareholder title to assets; and

(b)	in the case of a distribution of shares in any corporation, to constitute the shareholder’s agreement to become a member of the corporation,

and, in executing the document, the officer acts as agent and attorney for the shareholder.

(3)

Where, in the opinion of the Board, any difficulty arises in regard to such distribution or any aspect of the distribution is considered impracticable, the Directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members and may vest any assets in trustees.

Constitution of BHP Group Limited

120.	Not used

121.	Ranking of shares for dividends

(1)

Any dividend or interim dividend is (subject to the rights of, or any restrictions on, the holders of shares created or raised under any special arrangement as to dividend) payable on each share on the basis of the proportion which the amount paid (or agreed to be considered to be paid) bears to the total issue price of the share. The dividend may be fixed at a rate per annum in respect of a specified period but no amount paid on a share in advance of calls is to be treated as paid on the share.

(2)	The rights attached to the shares of the Company, as regards the participation in the profits available for distribution and resolved to be distributed, are as follows:

(a)

the holders of the preference shares shall be entitled, in priority to any payment of dividend to the holders of any other class of shares, to a preferred right to participate as regards dividends up to but not beyond a specified amount in distribution; and

(b)	any surplus remaining after payment of the distributions under Rule 121(a) or (b) shall be payable to the holders of the Ordinary Shares in equal amounts per share.

(3)	For the purpose of Rule 121:

(a)

“cash dividend” means any dividend (including any amount of the dividend in respect of which a holder of an Ordinary Share elects to participate in any dividend plan or offer, such as a dividend reinvestment plan or scrip dividend plan) other than a dividend effected wholly or in part by the distribution of specific assets or documents of title;

(b)	“ordinary cash dividend” means any cash dividend paid on Ordinary Shares which is designated as an interim or final dividend; and

(c)	“special cash dividend” means any cash dividend which is not an ordinary cash dividend.

122.	Manner of payment of dividends

(1)	Payment of any dividend may be made in any manner, by any means and in any currency determined by the Board.

(2)

Without limitation of Rule 122(1), Directors may also determine the foreign currency equivalent of any sums payable as a dividend by reference to such market rate or rates or the mean of such market rates prevailing at such time or times or on such date or dates, in each case falling on or before the record date for the dividend, as the Directors may in their discretion select.

(3)

Without affecting any other method of payment which the Board may adopt, payment of any dividend may be made to the shareholder entitled to the dividend or, in the case of joint holders, to the shareholder whose name appears first in the Register in respect of the joint holding.

123.	Not used

124.	Not used

125.	No interest on dividends

No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

Constitution of BHP Group Limited

126.	Retention of dividends

(1)

The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the moneys payable to the Company in respect of that share.

(2)	The Directors may retain the dividends payable upon shares to which any person is entitled under Rule 41 or 42 until that person becomes a member in respect of those shares or transfers those shares.

127.	Unclaimed dividend

All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed or otherwise disposed of according to law.

128.	Waiver of dividend

The waiver in whole or in part of any dividend on any share by any document (whether or not executed as a deed) shall be effective only if such document is signed by the shareholder (or the person entitled to the share in consequence of the death or bankruptcy of the holder or otherwise by operation of law) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

CAPITALISATION OF PROFITS AND RESERVES

129.	Capitalisation of profits and reserves

(1)	The Board may capitalise any sum forming part of the undivided profits, any reserve or other account of the Company and which is available for distribution.

(2)	Such capitalisation shall be effected by:

(a)

appropriating such sum to shareholders on the Register at the close of business on the date of the resolution (or such other date as may be specified therein or determined as therein provided) in the same proportions in those holders would be entitled to receive such sum if distributed by way of dividend or in accordance with either the terms of issue of any shares or the terms of any employee share plan; and

(b)

applying such sum, in the proportions specified above, on behalf of those holders either in paying up the amounts for the time being unpaid on any issued shares held by them, or in paying up in full new shares or other securities of the Company to be issued to them accordingly, or partly in one way and partly in the other.

(3)

The Board may specify the manner in which any fractional entitlements and any difficulties relating to distribution are to be dealt with and, without limiting the generality of the foregoing, may specify that fractions are to be disregarded or that any fractional entitlements are to be increased to the next whole number or that payments in cash instead of fractional entitlements be made.

(4)	The Board may make all necessary appropriations and applications of the amount to be capitalised under Rule 129(1) and all necessary issues of fully paid shares or debentures.

(5)

Where required, the Board may appoint a person to sign a contract on behalf of the shareholders entitled on a capitalisation to any shares or debentures, which provides for the issue to them, credited as fully paid, of any further shares or debentures or for the payment by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised.

Constitution of BHP Group Limited

DIVIDEND PLANS

130.	Dividend Plans

The Board may establish, maintain, suspend, reinstate and amend one or more Dividend Plans (including the establishment of rules) including without limitation any Dividend Plan under which shareholders may elect with respect to some or all of their shares (subject to the rules of the relevant plan):

(a)	to reinvest in whole or in part dividends paid or payable or which may become payable by the Company to the shareholder in cash by subscribing for shares in the capital of the Company;

(b)	to be issued with shares instead of being paid a dividend;

(c)

that dividends from the Company not be declared or paid and that instead a payment or distribution other than a dividend (including without limitation an issue of bonus shares, with no amount credited to the share capital account in connection with the issue of those shares) be made by the Company; and

(d)

that cash dividends from the Company not be paid and that instead a cash dividend or payment or other distribution (including without limitation an issue or transfer of securities) be received from the Company, or a Related Corporation of the Company, or any other entity determined by the Board.

ACCOUNTS AND RECORDS

131.	Accounts and records

(1)

Accounting records sufficient to show and explain the Company’s transactions and otherwise complying with the Statutes shall be kept at the Office, or at such other place as the Directors think fit, and shall always be open to inspection by the Directors and other officers of the Company.

(2)	Without limitation to paragraph (1) of this Rule, where the Board considers it appropriate, the Company may:

(a)	give a Director or former Director access to certain papers, including documents provided or available to the Board and other papers referred to in those documents; and

(b)	bind itself in any contract with a Director or former Director to give the access.

(3)

Subject to paragraphs (1) and (2) of this Rule, no member of the Company or other person shall have any right of inspecting any account or book or document of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the Directors.

Constitution of BHP Group Limited

132.	Not used

133.	Not used

134.	Not used

NOTICES

135.	Service of notices

(1)

A notice may be given by the Company to any shareholder, or in the case of joint holders to the shareholder whose name appears first in the Register, personally, by leaving it at the shareholder’s registered address, by sending it by prepaid post or facsimile transmission to the shareholder’s registered address, by other electronic means determined by the Board and previously notified to shareholders, or by any other means authorised in writing by the shareholder or by Applicable Regulation.

(2)	For the purposes of determining the time at which a notice is served:

(a)

Any notice sent by post is taken to have been served at 10.00am on the day after the date on which it is posted. A certificate signed by a Secretary or officer of the Company to the effect that a notice was duly posted is conclusive evidence of that fact;

(b)	Any notice served on a shareholder personally or left at the shareholder’s registered address is taken to have been served when delivered;

(c)	Any notice served on a shareholder by facsimile or other electronic transmission is taken to have been served when the transmission is sent; and

(d)

Where the Company gives notice to a shareholder by making the notice accessible electronically, the notice is taken as given at 10.00am on the day after the date on which the shareholder is informed that the notice is available.

(3)

The accidental failure to send, or the non-receipt by any person entitled to, any notice of or other document relating to any meeting or other proceeding shall not invalidate the relevant meeting or other proceeding.

(4)

Where a shareholder does not have a registered address or where the Company has reason to believe that a shareholder is not known at the shareholder’s registered address, all future notices are taken to be given to the shareholder if the notice is exhibited in the Office for a period of 48 hours (and is taken to be served at the commencement of that period) unless and until the shareholder informs the Company of a registered place of address.

136.	Notice to transferor binds transferee

Every person who, by operation of law, transfer or any other means becomes entitled to be registered as the holder of any shares is bound by every notice which, prior to the person’s name and address being entered in the Register in respect of those shares, was properly given to the person from whom the person derives title to those shares.

137.	Deceased and bankrupt members

A notice served in accordance with this Constitution is (despite the fact that the shareholder is then dead, bankrupt or in liquidation and whether or not the Company has notice of the shareholder’s death, bankruptcy or liquidation) taken to have been properly served in respect of any registered shares, whether held solely or jointly with other persons by the shareholder, until another person is registered in the shareholder’s place as the holder or joint holder. The service is sufficient service of the notice or document on the shareholder’s personal representative, trustee in bankruptcy or liquidator and any person jointly interested with the shareholder in the shares.

Constitution of BHP Group Limited

138.	Not used

139.	Not used

140.	Not used

WINDING UP OF THE COMPANY

141.	Not used

142.	Not used

143.	Not used

144.	Rights on winding-up

(1)

Subject to Rule144(4), if the Company is wound up, whether voluntarily or otherwise, the liquidator may divide among all or any of the contributories as the liquidator thinks fit in specie or kind any part of the assets of the Company, and may vest any part of the assets of the Company in trustees on any trusts for the benefit of all or any of the contributories as the liquidator thinks fit.

(2)

If thought expedient, any division may be otherwise than in accordance with the legal rights of the contributories and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part, but in case any division otherwise than in accordance with the legal rights of the contributories is determined, any contributory who would be prejudiced by the division has a right to dissent and ancillary rights as if the determination were a special resolution passed under the Act relating to the sale or transfer of the Company’s assets by a liquidator in a voluntary winding up.

(3)

If any shares to be divided in accordance with Rule 144(1) involve a liability to calls or otherwise, any person entitled under the division to any of the shares may by notice in writing within ten business days after the passing of the special resolution, direct the liquidator to sell the person’s proportion and pay the person the net proceeds and the liquidator is required, if practicable, to act accordingly.

(4)

On a return of assets on liquidation, the assets of the Company remaining available for distribution among members, after giving effect to the payment of all prior ranking amounts owed to the creditors of the Company and prior ranking statutory entitlements and after giving effect to preferential rights attached to any preference shares issued by the Company and to the rights of other shares having a preferred right to participate as regards capital up to but not beyond a specified amount in a distribution and to any provision of the Act shall, pari passu with any amount paid to the holders of Ordinary Shares, and any surplus remaining shall be applied in making payments solely to the holders of Ordinary Shares in accordance with their entitlements.

Constitution of BHP Group Limited

DESTRUCTION OF DOCUMENTS

145.	Not used

INDEMNITY AND INSURANCE

146.	Indemnity and insurance

(1)	To the relevant extent:

(a)

the Company is to indemnify each officer of the Company out of the assets of the Company against any liability incurred by the officer in or arising out of the conduct of the business of the Company or in or arising out of the discharge of the duties of the officer;

(b)	where the Board considers it appropriate, the Company may execute a documentary indemnity in any form in favour of any officer of the Company; and

(c)	where the Board considers it appropriate, the Company may:

(i)

make payments of amounts by way of premium in respect of any contract effecting insurance on behalf or in respect of an officer of the Company against any liability incurred by the officer in or arising out of the conduct of the business of the Company or in or arising out of the discharge of the duties of the officer; and

(ii)	bind itself in any contract or deed with any officer of the Company to make the payments.

(2)	In this Rule:

(a)	officer means a director, secretary or executive officer of the Company or a person who formerly held one of those positions.

(b)

duties of the officer includes, in any particular case where the Board considers it appropriate, duties arising by reason of the appointment, nomination or secondment in any capacity of an officer by the Company or, where applicable, a subsidiary of the Company to any other corporation.

(c)	to the relevant extent means:

(i)	to the extent the Company is not precluded by Applicable Regulation from doing so;

(ii)

to the extent and for the amount that the officer is not otherwise entitled to be indemnified and is not actually indemnified by another person (including, in particular, an insurer under any insurance policy); and

(iii)

where the liability is incurred in or arising out of the conduct of the business of another corporation or in the discharge of the duties of the officer in relation to another corporation, to the extent and for the amount that the officer is not entitled to be indemnified and is not actually indemnified out of the assets of that corporation.

(d)

liability means all costs, charges, losses, damages, expenses, penalties and liabilities of any kind including, in particular, legal costs incurred in defending any proceedings (whether criminal, civil, administrative or judicial) or appearing before any court, tribunal, government authority or otherwise.

Constitution of BHP Group Limited

CHANGE OF CONTROL

147.	Partial Takeover Plebiscites

(1)	Where offers have been made under a proportional takeover bid in respect of shares included in a class of shares in the Company:

(a)

the registration of a transfer giving effect to a contract resulting from the acceptance of an offer made under the bid is prohibited unless and until a resolution (in this Rule 147(1) referred to as a prescribed resolution) to approve the bid is passed in accordance with the provisions of this Constitution;

(b) (i)

a person (other than the offeror or a person associated with the offeror) who, as at the end of the day on which the first offer under the proportional takeover bid was made, held shares included in that class is entitled to vote on a prescribed resolution and, for the purposes of so voting, is entitled to one vote for each of the last mentioned shares; and

(ii)	the offeror or a person associated with the offeror is not entitled to vote on a prescribed resolution;

(c)	a prescribed resolution is to be voted on at a meeting, convened and conducted by the Company, of the persons entitled to vote on the resolution; and

(d)

a prescribed resolution, being a resolution that has been voted on, is to be taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one- half, and otherwise is taken to have been rejected.

(2)

The provisions of this Constitution that apply in relation to a general meeting of the Company apply, with modifications as the circumstances require, in relation to a meeting that is convened under this Rule 147 as if the last mentioned meeting was a general meeting of the Company.

(3)

Where takeover offers have been made under a proportional takeover bid then the Board is to ensure that a resolution to approve the proportional takeover bid is voted on in accordance with this Rule 147 before the approving resolution deadline.

(4)	This Rule 147 ceases to have effect on the third anniversary of the date of the adoption or last renewal of this Rule 147.

148.	Not used

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: January 31, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary